FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu efficacy results in HER2-low breast cancer

06 June 2022 07:00 BST

Enhertu reduced the risk of disease progression or death by 50% vs. chemotherapy in patients with HER2-low metastatic breast cancer with HR-positive and HR-negative disease

AstraZeneca and Daiichi Sankyo's Enhertu also improved median overall survival by more than 6 months vs. chemotherapy in all patients evaluated in DESTINY-Breast04

Enhertu met the primary endpoint of progression-free survival in patients with HR-positive disease, reducing the risk of disease progression or death by 49% vs. chemotherapy

Enhertu is the first HER2-directed therapy to demonstrate a survival benefit in this population, potentially redefining treatment for approximately half of all patients with breast cancer

Detailed positive results from the pivotal DESTINY-Breast04 Phase III trial showed that Enhertu (trastuzumab deruxtecan) demonstrated superior and clinically meaningful progression-free survival (PFS) and overall survival (OS) in previously treated patients with HER2-low (immunohistochemistry (IHC) 1+ or IHC 2+/in-situ hybridisation (ISH)-negative) unresectable and/or metastatic breast cancer with hormone receptor (HR) positive or HR-negative disease versus standard of care physician's choice of chemotherapy. Results will be presented during the Plenary Session today at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting, and have been simultaneously published in The New England Journal of Medicine.

Enhertu is a specifically engineered HER2-directed antibody drug conjugate (ADC) being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

In the primary endpoint analysis for DESTINY-Breast04, Enhertu demonstrated a 49% reduction in the risk of disease progression or death versus physician's choice of chemotherapy in patients with HER2-low metastatic breast cancer with HR-positive disease (PFS hazard ratio [HR] 0.51; 95% confidence interval [CI]: 0.40-0.64; p<0.001). A median PFS of 10.1 months was seen in patients treated with Enhertu compared to 5.4 months with chemotherapy, as assessed by blinded independent central review (BICR).

Results also showed a 36% reduction in the risk of death with Enhertu compared to chemotherapy in patients with HR-positive disease (OS HR 0.64; 95% CI: 0.48-0.86; p=0.003) with a median OS of 23.9 months with Enhertu versus 17.5 months with chemotherapy, meeting a key secondary endpoint of the trial.

Additionally, data showed consistent efficacy for Enhertu in the overall trial population of patients with HER2-low metastatic breast cancer with HR-positive or HR-negative disease and across levels of HER2 expression (IHC 1+ and IHC 2+/ISH-). In the key secondary endpoint analysis of PFS by BICR in all patients, a similar 50% reduction in the risk of disease progression or death was observed between Enhertu and chemotherapy (PFS HR 0.50; 95% CI: 0.40-0.63; p<0.001). Results also showed a 36% reduction in the risk of death with Enhertu compared to chemotherapy (OS HR 0.64; 95% CI: 0.49-0.84; p=0.001) with a median OS of 23.4 months for Enhertu versus 16.8 months with chemotherapy.

Shanu Modi, MD, Medical Oncologist, Memorial Sloan Kettering Cancer Center, US and Principal Investigator for the trial, said: "The results of DESTINY-Breast04 show for the first time that a HER2-directed therapy can provide a survival benefit to patients with low HER2 expression, indicating we must reconsider the way we categorise patients with metastatic breast cancer. The efficacy seen with Enhertu also reinforces the potential to establish a new standard of care for more than half of all patients with breast cancer currently categorised as having HER2-negative disease, but who actually have tumours with low HER2 expression."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca said: "Today's results represent a pivotal moment demonstrating the potential for Enhertu to redefine the treatment of HER2-targetable cancers. DESTINY-Breast04 validates targeting the lower end of the spectrum of HER2 expression, since Enhertu reduced the risk of disease progression or death across all types of patients in the trial by half, and reduced the risk of death by over a third. We must now evolve the way we classify and treat metastatic breast cancer to ensure these patients are effectively diagnosed and treated."

Ken Takeshita, Global Head, R&D, Daiichi Sankyo said: "As innovative research organisations, extending the survival for patients is one of our primary goals as we seek to identify potentially new treatment options for patients with metastatic breast cancer. These potentially practice-changing data show that DESTINY-Breast04 takes us one step closer to achieving this goal, as Enhertu is the first HER2-directed medicine to demonstrate a survival benefit in patients with HER2-low metastatic breast cancer. We are honoured by the recognition these important findings are receiving at one of the world's most prominent oncology meetings as well as in one of the leading medical journals."

Summary of results: DESTINY-Breast04

Efficacy Measure	HR-Positive (n=494)i		All Patients (n=557)		HR-Negative (n=58)i
	Enhertu (5.4 mg/kg) (n=331)	Chemotherapy (n=163)	Enhertu (5.4 mg/kg) (n=373)	Chemotherapy (n=184)	Enhertu (5.4 mg/kg) (n=40)	Chemotherapy (n=18)
PFS
Median PFS (months)ii	10.1 (9.5-11.5)	5.4 (4.4-7.1)	9.9 (9.0-11.3)	5.1 (4.2-6.8)	8.5 (4.3-11.7)	2.9 (1.4-5.1)
Hazard Ratio (95% CI)	0.51 (0.40-0.64)		0.50 (0.40-0.63)		0.46 (0.24-0.89)
p-value	p<0.001		p<0.001
OS
Median OS (months)	23.9 (20.8-24.8)	17.5 (15.2-22.4)	23.4 (20.0-24.8)	16.8 (14.5-20.0)	18.2 (13.6-NE)	8.3 (5.6-20.6)
Hazard Ratio (95% CI)	HR 0.64 (0.48-0.86)		HR 0.64 (0.49-0.84)		HR 0.48 (0.24-0.95)
p-value	p=0.003		p=0.001
Confirmed ORR (%) (95% CI)ii,iii	52.6% (47.0-58.0)	16.3% (11.0-22.8)	52.3% (47.1-57.4)	16.3% (11.3-22.5)	50.0% (33.8-66.2)	16.7% (3.6-41.4)
Complete Response (%)	3.6%	0.6%	3.5%	1.1%	2.5%	5.6%
Partial Response (%)	49.2%	15.7%	49.1%	15.2%	47.5%	11.1%
Stable Disease (%)	35.1%	50.0%	34.6%	49.5%	30.0%	44.4%
Progressive Disease (%) (95% CI)	7.8%	21.1%	8.3%	22.3%	12.5%	33.3%
Median DoR (months)ii	10.7	6.8	10.7	6.8	8.6	4.9
CBR (%)ii,iv	71.2%	34.3%	70.2%	33.7%	62.5%	27.8%
DCR (%)iv,v	88.0%	66.3%	87.1%	65.8%	80.0%	61.1%
CI, confidence interval; CBR, clinical benefit rate; DCR, disease control rate; DoR, Duration of Response; HR, hazard ratio; NE, not evaluable; ORR, overall response rate; OS, overall survival; PFS, progression-free survival
i For the primary end point (PFS in the HR-positive cohort) and key secondary end points (PFS among all patients and OS in the HR-positive cohort and among all patients), the HR status is based on data collected with the use of the interactive web-response and voice-response system at the time of randomisation, which includes patients who were mis-stratified. For the other end points, HR status is based on data from the electronic data capture that was corrected for mis-stratification
ii As assessed by BICR
iii ORR is (Complete Response + Partial Response)
iv CBR is Complete Response + Partial Response + Stable Disease (≥ 6 months)
v DCR is (Complete Response + Partial Response + Stable Disease)

In an exploratory analysis of patients with HR-negative disease (n=58), median PFS was 8.5 months with Enhertu versus 2.9 months with chemotherapy (PFS HR 0.46; 95% CI: 0.24-0.89) and median OS was 18.2 months with Enhertu versus 8.3 months with chemotherapy (OS HR 0.48; 95% CI: 0.24-0.95).

The safety profile of Enhertu was consistent with previous clinical trials with no new safety concerns identified. The most common Grade 3 or higher treatment-emergent adverse events were neutropenia (13.7%), anaemia (8.1%), fatigue (7.5%), leukopenia (6.5%), thrombocytopenia (5.1%), and nausea (4.6%).

Interstitial lung disease (ILD) or pneumonitis rates were consistent with that observed in late-line HER2-positive breast cancer trials of Enhertu with a lower rate of Grade 5 ILD observed, as determined by an independent adjudication committee. The majority (10%) were primarily low Grade (Grade 1 or 2) with five Grade 3 (1.3%), no Grade 4 and three Grade 5 (0.8%) events reported.

Notes

Breast cancer and HER2 expression
Breast cancer is the most common cancer and is one of the leading causes of cancer-related deaths worldwide.1 More than two million cases of breast cancer were diagnosed in 2020 with nearly 685,000 deaths globally.1

HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours including breast, gastric, lung and colorectal cancers, and is one of many biomarkers expressed in breast cancer tumours.2 HER2 expression is currently defined as either positive or negative, and is determined by an IHC test which measures the amount of HER2 protein on a cancer cell, and/or an ISH test which counts the copies of the HER2 gene in cancer cells.2,3 HER2-positive cancers are defined as IHC 3+ or IHC 2+/ISH+, and HER2-negative cancers are currently defined as IHC 0, IHC 1+ or IHC 2+/ISH-.2

Approximately half of all patients with breast cancer have tumours with a HER2 IHC score of 1+, or 2+ in combination with a negative ISH test, a level of HER2 expression not currently eligible for HER2-targeted therapy.4-7 Low HER2 expression occurs in both HR-positive and HR-negative disease.8

HER2 testing is routinely used to determine appropriate treatment options for patients with metastatic breast cancer. Targeting the lower range of expression in the HER2 spectrum may offer another approach to delay disease progression and extend survival in patients with metastatic breast cancer.9 Currently, patients with low HER2 expression with HR-positive tumours have limited treatment options following progression on endocrine (hormone) therapy.10 Few targeted options are available for those who are HR-negative.11

DESTINY-Breast04
DESTINY-Breast04 is a global, randomised, open-label, registrational Phase III trial evaluating the efficacy and safety of Enhertu (5.4mg/kg) versus physician's choice of chemotherapy (capecitabine, eribulin, gemcitabine, paclitaxel or nab-paclitaxel) in patients with HR-positive or HR-negative HER2-low unresectable and/or metastatic breast cancer previously treated with one or two prior lines of chemotherapy. Patients were randomised 2:1 to receive either Enhertu or chemotherapy.

The primary endpoint of DESTINY-Breast04 is PFS in patients with HR-positive disease based on blinded independent central review (BICR). Key secondary endpoints include PFS based on BICR in all randomised patients (HR-positive and HR-negative disease), OS in patients with HR-positive disease and OS in all randomised patients (HR-positive and HR-negative disease). Other secondary endpoints include PFS based on investigator assessment, objective response rate based on BICR and on investigator assessment, duration of response based on BICR and safety.

DESTINY-Breast04 enrolled approximately 557 patients at multiple sites in Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in the US and Israel for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a prior anti-HER2-based regimen either in the metastatic setting, or in the neoadjuvant or adjuvant setting and have developed disease recurrence during or within six months of completing therapy, based on results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is also approved in approximately 40 countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens based on the results from the DESTINY-Breast01 trial.

Enhertu (6.4mg/kg) is approved in several countries for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 trial.

Enhertu development programme
A comprehensive development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Regulatory applications for Enhertu are currently under review in China, Europe, Japan and several other countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a prior anti-HER2 based regimen based on the results from the DESTINY-Breast03 trial.

Enhertu was granted Breakthrough Therapy Designation in the US for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-negative) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy, based on the results of the DESTINY-Breast04 trial. Patients with hormone receptor (HR) positive breast cancer should additionally have received or be ineligible for endocrine therapy.

Enhertu is also currently under review in the US for the treatment of adult patients with unresectable or metastatic non-small cell lung cancer (NSCLC) whose tumours have a HER2 (ERBB2) mutation and who have received a prior systemic therapy, based on the DESTINY-Lung01 trial, and in Europe for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or GEJ adenocarcinoma who have received a prior anti-HER2-based regimen based on the DESTINY-Gastric01 and DESTINY-Gastric02 trials.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and the next-generation oral selective oestrogen receptor degrader (SERD) and potential new medicine camizestrant.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in HER2-negative early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in metastatic breast cancer patients with an inherited BRCA mutation and are exploring new opportunities to treat these patients earlier in their disease.

Building on the initial approvals of Enhertu, a HER2-directed ADC, in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential in earlier lines of treatment and in new breast cancer settings.

To bring much-needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi (durvalumab) in combination with other oncology medicines, including Lynparza and Enhertu, evaluating the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021; 10.3322/caac.21660.
2. Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;852748.
3. Wolff A, et al. Human Epidermal Growth Factor Receptor 2 Testing in Breast Cancer: American Society of Clinical Oncology/College of American Pathologists Clinical Practice Guideline Focused Update. Arch Pathol Lab Med. 2018; 142 (11): 1364-1382.
4. Ahn S, et al. HER2 status in breast cancer: changes in guidelines and complicating factors for interpretation. J Pathol Transl Med. 2020; 54(1): 34-44.
5. Schalper K, et al. A retrospective population-based comparison of HER2 immunohistochemistry and fluorescence in situ hybridization in breast carcinomas. Arch Pathol Lab Med. 2014; 138:213-219.
6. Schettini F, et al. Clinical, pathological, and PAM50 gene expression features of HER2-low breast cancer. npj Breast Cancer. 2021; 7:1 ; https://doi.org/10.1038/s41523-020-00208-2.
7. Denkert C, et al. Clinical and molecular characteristics of HER2-low-positive breast cancer: pooled analysis of individual patient data from four prospective, neoadjuvant clinical trials. 2021. Lancet Oncol; 22: 1151-61.
8. Miglietta F, et al. Evolution of HER2-low expression from primary to recurrent breast cancer. NPJ Breast Cancer. 2021; 7:137; 10.1038/s41523-021-00343-4.
9. Eiger D, et al. The Exciting New Field of HER2-Low Breast Cancer Treatment. Cancers. 2021; 10.3390/cancers13051015.
10. Matutino A, et al. Hormone receptor-positive, HER2-negative metastatic breast cancer: redrawing the lines. Current Oncology. 2018; 25(S1):S131-S141.
11. American Cancer Society. Breast Cancer Hormone Receptor Status. Available at: https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-hormone-receptor-status.html. Accessed June 2022.

Dr. Modi has financial interests related to AstraZeneca and Daiichi Sankyo.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 June 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary